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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

526020 10 5

(Cusip Number)

DOUGLAS R. LEBDA
C/O LENDINGTREE, INC.
11115 RUSHMORE DRIVE
CHARLOTTE, NORTH CAROLINA 28277
(704)541-5351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 526020 10 5			Page 2 of 9

1.	Name of Reporting Person: Douglas R. Lebda		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 42.5

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 42.5

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42.5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.25%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 526020 10 5			Page 3 of 9

1.	Name of Reporting Person: Tara G. Lebda		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 526020 10 5			Page 4 of 9

1.	Name of Reporting Person: Douglas R. Lebda Grantor Annuity Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

      This Amendment No. 2 (this “Amendment”) is filed jointly on behalf of Douglas R. Lebda, Tara G. Lebda and the Douglas R. Lebda Grantor Annuity Trust (the “Reporting Persons”). This amendment amends and supplements (1) the Schedule 13G filed by Mr. Lebda on February 13, 2001; (2) to the extent that it relates to the Reporting Persons, the Schedule 13D filed on March 30, 2001 and amended on April 2, 2001 by Mr. Lebda, Ms. Lebda, the Lebda Family 1999 Irrevocable Trust, the Union Labor Life Insurance Company on behalf of its Separate Account P, W. James Tozer, Jr., FBO W. James Tozer, Jr. IRA Delaware Charter Guarantee & Trust Co. Trustee, Richard D. Field, Theodore W. Kheel, Keith B. Hall, Prudential Securities C/F Keith B. Hall – IRA Rollover, Keith B. and Ann M. Hall, GE Capital Residential Connections Corporation, GE Capital Mortgage Corporation, General Electric Capital Assurance Company, GNA Corporation, GE Financial Assurance Holdings, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company; (3) the Schedule 13D filed on May 24, 2002 by the Reporting Persons and (4) the Amendment No. 1 to Schedule 13D filed on May 12, 2003 (collectively, the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

      This Schedule 13D is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.

      Items 5(a), (b), (c) and (e) of Schedule 13D are hereby amended and restated in their entirety as follows.

      (a)–(b)(i)    Douglas R. Lebda currently beneficially owns 42.5 shares of Common Stock of the Company.

      All securities of the Company previously owned by Mr. Lebda were converted into securities of InterActiveCorp (“IAC”) (formerly known as USA Interactive), a Delaware corporation (“IAC”), in connection with the merger of Forest Merger Corp. (“Merger Sub”), a wholly owned subsidiary of IAC, with and into the Company on August 8, 2003 (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of May 5, 2003, by and among IAC, Merger Sub and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the completion of the Merger, (A) each share of Common Stock was converted into the right to receive 0.6199 of a share common stock, par value $0.01 (“IAC Common Stock”), of IAC, (B) each share of Series A Preferred Stock was converted into the right to receive .6783 of a share of IAC Common Stock, or what such share of Series A Preferred Stock would have been converted into in the Merger had it been converted into Common Stock immediately prior to the Merger and (C) each option to purchase Common Stock was converted into an option to purchase IAC Common Stock, with the number of shares that each option represented the right to purchase and the exercise price per share adjusted based on the exchange ratio in the Merger.

      Immediately prior to the consummation of the Merger (but giving effect to the accelerated vesting of stock options resulting from the Merger), Mr. Lebda beneficially owned an aggregate of 2,280,904 shares of Common Stock, consisting of:

(A)	272,213 shares of Common Stock held directly by Mr. Lebda,

(B)	585,947 shares of Common Stock held with Tara G. Lebda as joint tenants,

(C)	218,838 shares of Common Stock issuable to Mr. Lebda on August 8, 2003 upon the conversion of 200,000 shares of Series A Preferred Stock owned by Mr. Lebda,

(D)	1,115,006 shares of Common Stock issuable to Mr. Lebda on August 8, 2003 upon the exercise of stock options (after giving effect to accelerated vesting resulting from the consummation of the Merger), and

(E)	88,900 shares held by the Douglas R. Lebda Grantor Annuity Trust, of which Mr. Lebda is a beneficiary.

      Pursuant to a Restricted Share Grant and Shareholders’ Agreement dated May 5, 2003 by and among Mr. Lebda, the Company, Merger Sub, IAC and the other parties thereto, following the Merger, Mr. Lebda was, subject to the vesting and other provisions of such agreement, granted 42.5 shares of common stock, $0.01 par value, of the Company issuable under the Company’s Restated Certificate of Incorporation dated August 8, 2003 (the “New LendingTree Common Stock”), which shares represent 4.25% of the outstanding New LendingTree Common Stock.

      (ii)      Tara G. Lebda beneficially owns no shares of Common Stock. Immediately prior to the consummation of the Merger (but giving effect to the accelerated vesting of stock options resulting from the Merger), Mrs. Lebda beneficially owned an aggregate of 707,708 shares of Common Stock, consisting of:

(A)	76,500 shares of Common Stock held directly by Mrs. Lebda,

B)	585,947 shares of Common Stock held with Mrs. Lebda as joint tenants, and

(C)	45,261 shares of Common Stock issuable to Mrs. Lebda on August 8, 2003 upon the exercise of stock options (after giving effect to accelerated vesting resulting from the consummation of the Merger).

      (iii)      The Douglas R. Lebda Grantor Annuity Trust beneficially owns no shares of Common Stock. Immediately prior to consummation the Merger, the Douglas R. Lebda Grantor Annuity Trust held 88,900 shares of Common Stock.

      (c)      Except for the transactions described in Items 4 and 6, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

      (e)      As of the effective time of the Merger on August 8, 2003, the Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Company’s Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is hereby amended to add the following information.

      On August 8, 2003, Merger Sub merged with and into the Company. As a result of the Merger, all Common Stock, Series A Preferred Stock and options to purchase Common Stock were converted into IAC Common Stock or options to purchase IAC Common Stock.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2003

/s/ Douglas R. Lebda

Douglas R. Lebda

/s/ Tara G. Lebda

Tara G. Lebda

DOUGLAS R. LEBDA GRANTOR ANNUITY TRUST

/s/ David J. Rich

David Jonathan Rich
Trustee